

American National Announces Executive Changes

For more information, contact:
Jeffrey V. Haley
President & Chief Executive Officer
American National Bankshares Inc.
haleyj@amnb.com; 434.773.2259

FOR RELEASE: **December 19, 2014**

DANVILLE, VA – American National Bankshares Inc. (NASDAQ: AMNB), parent company of American National Bank and Trust Company, has announced executive changes following action taken on Dec. 16, 2014, by its Board of Directors.

Charles H. Majors will retire from his role as Executive Chairman on Dec. 31, 2014. As the final step in the Company's succession plan, he will transition to non-executive chairman of the boards of the Company and the Bank and will continue to be involved in the strategic direction of both.

Majors became President of the Company and the Bank in January 1993 and Chief Executive Officer of both entities in January 1994. He continued in those roles until the Company's management succession plan was established four and one-half years ago. In June 2010, Jeffrey V. Haley was named President of the Bank and Majors was named Bank Chairman. On Jan. 1, 2012, Majors became Chairman of the Company and Haley became President of the Company and President and Chief Executive Officer of the Bank. One year later, Haley became President and Chief Executive Officer of the Company and the Bank and Majors was named as the full-time Executive Chairman of both entities.

"I have enjoyed immensely the opportunities and challenges I encountered during my 22 years as an executive officer of American National," stated Majors. "Our transition plan has been a great success. Jeff continues to do a wonderful job as Chief Executive Officer, and I know the future is bright under his leadership."

Since 1993 when Majors became President, American National's assets have increased from $240 million to $1.3 billion today. The bank also has experienced significant geographic growth, including expansion in Virginia beyond the headquarters location of Danville to Pittsylvania County, South Boston, Martinsville, Bedford, Lynchburg and Lovingston, as well as Yanceyville, N.C. In 2011, the bank entered the North Carolina markets of Alamance County and Greensboro. In summary, over the past 22 years, the total number of banking offices has increased from six to 24, and more growth is planned. In August 2014, American National Bankshares Inc. announced an agreement to acquire MainStreet BankShares, Inc., the holding company for Franklin Community Bank. The transaction is expected to close in early January 2015, subject to satisfaction of customary closing conditions. It will expand American National's footprint into Franklin County, which is part of the Roanoke metropolitan statistical area, and will increase total banking offices to 27 and total assets to $1.5 billion.

"The legacy of American National was created by numerous talented bankers who have worked for our bank over the past 100 years," stated Haley. "Charley Majors is one of those individuals who provided strategic leadership through both changing and challenging times. His contribution has been and will continue to be significant to our organization."

The Board of Directors also elected R. Helm Dobbins, Dabney T.P. Gilliam Jr., H. Gregg Strader and William W. Traynham as Executive Vice Presidents of the Company effective Jan. 1, 2015. Dobbins also serves as Executive Vice President and Chief Credit Officer of the Bank. Gilliam is the Bank's Executive Vice President and Chief Administrative Officer. Strader serves as Executive Vice President and Chief Banking Officer of the Bank and Traynham is Executive Vice President and Chief Financial Officer.

About American National

American National Bankshares Inc. is a multi-state bank holding company with total assets of approximately $1.3 billion. Headquartered in Danville, Va., American National is the parent company of American National Bank and Trust Company. American National is a community bank serving southern and central Virginia and north central North Carolina with 24 banking offices and two loan production offices. American National Bank and Trust Company also manages an additional $643 million of trust, investment and brokerage assets in its Trust and Investment Services Division. Additional information about the company and the bank is available on the bank's website at amnb.com. Shares of American National are traded on the NASDAQ Global Select Market under the symbol "AMNB."

               

Charles H. Majors   **Jeffrey V. Haley**   **R. Helm Dobbins**   **Dabney T.P. Gilliam Jr.**   **H. Gregg Strader**   **William W. Traynham**